												Exhibit 99(e)

                                        Entergy New Orleans, Inc.
                         Computation of Ratios of Earnings to Fixed Charges and
                  Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                       September 30,
                                                               1998     1999    2000      2001     2002      2003
Fixed charges, as defined:
  Total Interest                                              $14,792  $14,680 $15,891   $19,661  $27,950   $24,047
  Interest applicable to rentals                                1,045    1,281   1,008       977    1,043     1,055
                                                              -----------------------------------------------------
Total fixed charges, as defined                                15,837   15,961  16,899    20,638   28,993    25,102

Preferred dividends, as defined (a)                             1,566    1,566   1,643     2,898    2,736     2,654
                                                              -----------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $17,403  $17,527 $18,542   $23,536  $31,729   $27,756
                                                              =====================================================
Earnings as defined:

  Net Income                                                  $16,137  $18,961 $16,518   ($2,195)   ($230)   10,574
  Add:
    Provision for income taxes:
     Total                                                     10,042   13,030  11,597    (4,396)    (422)    6,239
    Fixed charges as above                                     15,837   15,961  16,899    20,638   28,993    25,102
                                                              -----------------------------------------------------
Total earnings, as defined                                    $42,016  $47,952 $45,014   $14,047  $28,341   $41,915
                                                              =====================================================
Ratio of earnings to fixed charges, as defined                   2.65     3.00    2.66      0.68     0.98      1.67
                                                              =====================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 2.41     2.74    2.43      0.60     0.89      1.51
                                                              =====================================================

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) For Entergy New Orleans, earnings for the twelve months ended December 31, 2001 were not adequate to cover fixed charges and combined fixed charges and preferred dividends by $6.6 million and $9.5 million, respectively.

(c) For Entergy New Orleans, earnings for the twelve months ended September 30, 2002 were not adequate to cover combined fixed charges and preferred dividends by $13.6 million and $16.3 million, respectively.

